SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2010
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Masaru Kato
(Signature)
Masaru Kato
Executive Vice President and
Chief Financial Officer

Date: October 28, 2010

List of materials

Documents attached hereto:

i) Press release announcing Notice Regarding Interim Dividend for the Fiscal Year Ending March 31, 2011

1-7-1 Konan, Minato-ku
News & Information	Tokyo 108-0075

October 28, 2010

Notice Regarding Interim Dividend
for the Fiscal Year Ending March 31, 2011

Sony Corporation (the “Corporation”) approved, at the meeting of its Board of Directors held on October 28, 2010, the interim dividends on shares of common stock for the fiscal year ending March 31, 2011 as follows.

I.Details of Interim Dividends

	Details of Resolution	Latest dividend forecast (as of July 29, 2010)	FY 2009 Interim dividends (Actual)
Record date	September 30, 2010	September 30, 2010	September 30, 2009
Dividend per share	¥12.50	Undetermined	¥12.50
Total amount of dividends	¥12,544 million	―	¥12,544 million
Dividend payment starting date	December 1, 2010	―	December 1, 2009
Source of dividends	Retained earnings	―	Retained earnings

II. Reasons for Determination of Dividend Amount

The Corporation believes that continuously increasing corporate value and providing dividends are essential to rewarding shareholders, and it is the Corporation’s policy to strive for the perpetuation of stable dividends.  The Corporation made its decision with respect to the interim dividend for the fiscal year ending March 31, 2011 based on its current financial results and cash flows.

(Reference) Dividend Actual

	Dividend per share
	Interim dividend	Year-end dividend	Annual dividend (total)
FY 2009 (ended March 31, 2010)	¥12.50	¥12.50	¥25.00
FY 2008 (ended March 31, 2009)	¥30.00*	¥12.50	¥42.50
* Includes a special dividend of ¥10.